FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2016

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Santander, S.A.

Item
1	Material Fact dated May 27, 2016

Item 1

MATERIAL FACT

Santander is a retail and commercial bank with a diversified geographical presence and critical mass in 10 core markets in Europe and the Americas. Our model is based on developing deep and long-lasting relationships with our customers, so we can help them prosper in a simple, personal and fair fashion. This model has proven resilient in the most adverse economic situations, like the recent political and economic crisis in Brazil, where Santander continues to meet its financial targets.

With regards to the second quarter earnings, and as we announced previously, we concluded a cost efficiency exercise in the second quarter. The cost associated (c.€500mn) was partially offset by the capital gains generated in the sale of our stake in Visa. The net impact in the quarter amounted to a charge of c.€250mn. As we shared in our first quarter earnings conference call, our aim is to offset the restructuring cost completely by the end of this year. At this point we reiterate that 2016 EPS will be above 2015 EPS.

We do not anticipate that recent events will have a material impact on Grupo Santander accounts in 2016. Accordingly, we are maintaining our previously-announced guidance for all core financial targets for the Group this year, which include: capital creation of 10 basis points per quarter, 40 basis points per annum in order to reach +11% by 2018; positive EPS growth; tangible book value per share growth; and a 10% increase in cash dividend per share and €21cents DPS. As such, all commercial and financial targets for this year are reiterated. We continue to deliver on all our commitments.

Boadilla del Monte (Madrid), 27 June 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: June 27, 2016	By:	/s/ José García Cantera
	Name:	José García Cantera
	Title:	Chief Financial Officer